Contact

www.linkedin.com/in/matthew-fox-87b6932 (LinkedIn)

Top Skills

Online Advertising
Mobile Devices
Digital Marketing

Matthew Fox

Senior Media Executive | Brand Strategy | Marketing | Multi Channel | Culture and Entertainment
Los Angeles

Summary

I am a dynamic visionary & problem-solver with 15+ years' experience driving marketing & digital media strategy, innovation, and digital transformation for Fortune 500 companies. Proven track record of producing culturally shifting storytelling while balancing the leveraging data and audience insights to deliver business results. Highly innovative, energetic, motivated, and results oriented with extensive experience working with in-house marketing teams as well as advertising agencies. I excel in fast-paced environments, leveraging digital technologies to solve complex problems.

Passionate about working with organizations to identify digital trends that drive growth; laser focus on understanding consumer needs, building relationships, and leading cross-functional teams. Over 12 years of launching and growing strategy development and activation of multi-channel branding and demand generation/performance marketing campaigns.

A strong leader with proven track record for building, managing, mentoring, and retaining high performing teams and strategic relationships.

Won 5+ media awards by creating innovative programs

Category Experience:

Entertainment(CBS, CW, Focus Features, Lionsgate), Culture (Beasts by Dre), Gaming/esports (Lucas Arts), Beauty (Smashbox), Travel (Best Western and Hawaii Tourism) Finance (Principle Financial Group), QSR (Carls Jr), For-Profit Education (University of Phoenix), Theme Parks (Universal Studios Hollywood)

Areas of Expertise:

Integrated Marketing | Digital Strategy | Innovation | Consumer Journey Mapping | Video | Marketing Strategy | Omni-Channel | Consumer Marketing | New Business | Growth Marketing | Strategic Planning | Paid Media | ecommerce | Mobile | Social | Search | SEM | Display | Programmatic | Audience Segmentation | Direct to Consumer |Acquisition | Brand Awareness | Operations | Hiring | Team Leadership | Project Management | Analytics | Account & Client Management | Multi-Channel Strategy | Budget Management | Business Growth | Tactical Execution | Campaign Management | B2B | B2C | Performance Marketing | Lead Generation | Agency Management

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Experience

CLUSTER
Head Of Marketing
January 2020 - Present (1 year 5 months)
Los Angeles, California, United States

- Marketing lead on first to market on-demand social impact platform, centered around content, activations and brand partnerships that deliver a positive impact focused on Millennials and Gen Z
- Responsible for building and implementing clear, distinctive, and category-defining storytelling and brand personality from concept to Series A stages
- Developed brand guidelines to ensure consistency of brand design, brand experience, and TOV across all channels (app, web, email, social, and editorial)
Creator of multi-channel marketing and media campaigns and programs delivering full funnel KPI's by driving awareness and growth, while building emotional connections with the consumers
Responsible for customer insights and data to effectively set objectives, identify key target audience, and develop positioning strategies
- Oversee and manage MarTech stack to enhance full customer cycle across CRM,
analytics and attribution

Fox Broadcasting Company
Executive Director, Digital
September 2016 - October 2019 (3 years 2 months)
Greater Los Angeles Area

- Led and implemented $40M + brand/category marketing budget overseeing strategy, positioning, media, and communication that drove Fox to be the #1 Network and 2x YOY increase in ratings
- Designed integrated cross channel programs for over 50 show launches (10 #1 show launches), content amplification, and creative development
- Leveraged consumer research and 1st/3rd party data to drive insights informing marketing strategy, consumer experiences, and retention across viewer lifetime By 15% YOY
- Produced customized partnerships (Google, Facebook, Samsung, and Apple) reducing media cost by 25% driving long term brand growth, and unlocked multiple "first of" brand experiences (24, Super Bowl, Masked Singer)
- Extensive project management experience managing cross functional teams including Creative, Social, Publicity, Sales, and Analytics
- Oversaw three external agencies (AOR, Social, and SEO) to deliver digital strategies capturing emerging trends, best in-market practices, and addressing competitive threats

OMD USA
5 years 3 months

Group Director, Digital
November 2013 - January 2015 (1 year 3 months)

- Global strategy lead on Beats By Dre driving cross channel planning for key markets in NA, APAC and EMEA
- Developed cutting-edge brand campaigns from product launches, social engagement, and content development that influenced all phases of marketing, advertising, and PR
- Launched Beats by Dre's hugely successful 'Straight out of Compton' media campaign, delivering over 6M meme downloads, No.1 Trend across all social platforms, and leading to the #1 movie in America
• Produced 1st Holiday campaign for Beats which drove 60% market share and introduced
the new Pill+ speaker to record sales
• Managed multiple product and talent integrations in the biggest sport and culture moments such as Super Bowl 50, 2016 EURO Championship, and Chinese New Year

Associate Media Director, OMD West
November 2009 - November 2013 (4 years 1 month)

- Oversaw the development & implementation of integrated branding, multi-channel management & social strategies across CBS, CW, Smashbox,

Universal Studios Hollywood, Principle Financial Group, & Hawaii Tourism accounts
- Designed strategic partnerships with leading video, mobile, and social companies which resulted in tripling client spend across each area (Over $25MM)
- Participated and present new business opportunities as member of a select new business team that won over $1 billion in billable spending (Activision, WB, and Time Warner Cable)
- Lead agency presentations of complex digital theories such as data management, ad verification, and ad exchanges for high-level non-digital client executives

Quattro Wireless
Senior Sales Director
June 2008 - November 2009 (1 year 6 months)

- Leading mobile network acquired by Apple for $275M to form iPhone advertising platform
- Drove over $5M online & mobile advertising revenue from direct clients & agencies for the Western region of the US
- Oversaw management of top LA media agencies Universal McCann, Saatchi & Saatchi, MediaVest,
Ignited Minds & Team One
- Worked with media & creative agencies, along with clients directly, to identify opportunities
qualify prospects & work through the stages of the sales cycle to close new business

Initiative
Senior Media Planner
May 2006 - June 2008 (2 years 2 months)

- Guided and drove multi-channel interactive media planning across multiple accounts such as Lionsgate, Best Western, Hitachi, and Lucas Arts
- Worked as part of cross-functional agency team to develop & implement plans with online digital partners to measurably drive brand & direct response
- Participated in agency New Business development & presentation for Cadbury Schweppes,Hyundai/Kia & Lionsgate

Blattner Brunner
Account Executive
April 2004 - February 2006 (1 year 11 months)

Education

University of West Georgia
· (1996 - 2000)